ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

October 21, 2010
By Fax and Edgar

Mr. Ryan Houseal
Attorney-Advisor
Securities and Exchange Commission
Fax:     202-772-9210

Re: ProGaming Platforms Corp.
Registration Statement on Form S-1
Originally Filed August 4, 2010
File No. 333-168527

Dear Mr. Houseal:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of ProGaming Platforms Corp. (the “Company”).  The Company hereby requests acceleration of the effective date of the Registration Statement to October 25, 2010 at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718) 360-5351.

Sincerely,

/s/ Tamir Levinas
Tamir Levinas,
President and Chief Executive Officer
ProGaming Platforms Corp.

VIA EDGAR

cc:	Matthew Crispino
Securities and Exchange Commission,
Division of Corporation Finance - Edgar

Steve Kronengold
SRK Law Offices
Fax: 011 972 8-936-6000